Exhibit 2

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SHAREHOLDERS' ANNUAL GENERAL MEETING
TO BE HELD ON NOVEMBER 19, 2013

 KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, BEZHALEL MACHLIS and RONIT ZMIRI, and each of them acting individually without any of the others, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Shareholders' Annual General Meeting of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on Tuesday, November 19, 2013, at 3:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" all Proposals listed on the reverse side.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

November 19, 2013

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.elbitsystems.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
”  Please detach along perforated line and mail in the envelope provided. ”

00033333330302003000 4	111913

ANY PROXIES PREVIOUSLY GIVEN ARE HEREBY REVOKED. THE UNDERSIGNED HEREBY ACKNOWLEDGE(S) RECEIPT OF THE NOTICE OF SHAREHOLDER’S ANNUAL GENERAL MEETING AND ACCOMPANYING PROXY STATEMENT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
	1.	ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN
		Moshe Arad	☐	☐	☐

		Avraham Asheri	☐	☐	☐

		Rina Baum	☐	☐	☐

		David Federmann	☐	☐	☐

		Michael Federmann	☐	☐	☐

		Yigal Ne’eman	☐	☐	☐

		Dov Ninveh	☐	☐	☐

			FOR	AGAINST	ABSTAIN
	2.	ELECTION OF MRS. DALIA RABIN FOR AN ADDITIONAL THREE YEAR PERIOD AS AN EXTERNAL DIRECTOR	☐	☐	☐

			YES	NO

Please indicate if you are a controlling shareholder of the Company or have a “personal interest” (as defined in the Company’s Proxy Statement of October 15, 2013) in the approval of election of Mrs. Dalia Rabin for an additional three-year period as an External Director (other than personal interest which is not the result of such shareholders’ relations with a controlling shareholder).
			☐	☐

(Please note: if you do not mark either Yes or No, your shares will not be voted)

			FOR	AGAINST	ABSTAIN
3.
RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE FISCAL YEAR 2013 AND UNTIL CLOSE OF THE NEXT SHAREHOLDERS’ ANNUAL GENERAL MEETING.
			☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.